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                                                                    Exhibit 99.3

To Our Clients:

         We are sending this letter because we hold shares of Liberty Media International, Inc. common stock for you. As described in the enclosed prospectus, Liberty Media International, Inc. has distributed to its shareholders transferable subscription rights to purchase shares of its Series A common stock to holders of its Series A common stock and transferable subscription rights to purchase shares of its Series B common stock to holders of its Series B common stock.

         We have enclosed your copy of the following documents:

         1.       The prospectus; and

         2.       A beneficial owner election form.

         We urge you to read these documents carefully before instructing us to exercise, sell or otherwise transfer your rights. WE WILL ACT ON YOUR BEHALF ACCORDING TO YOUR INSTRUCTIONS.